

Mail Stop 3561

June 28, 2016

Via E-mail
Thomas H. Pike
Chief Executive Officer
Quintiles Transnational Holdings Inc.
4820 Emperor Blvd.
Durham, North Carolina 27703

> **Re:** **Quintiles Transnational Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed June 3, 2016**
> **File No. 333-211794**

Dear Mr. Pike:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 22

1. We note the statement on page 32 that shareholders will be deemed to have notice of and consented to the provision renouncing any interest or expectancy in certain corporate opportunities of an affiliate. Please advise us of any significant legal limitations on the enforceability of such consent.

The Merger, page 49

2. We note that the surviving corporation renounces any interest in business opportunities of TPG and other shareholders. We also note disclosure of shareholders' significant influence over the corporation, including control over decisions that require the approval of shareholders. Additionally, we note the roles played by affiliates of TPG, which owns

a significant percentage of both entities, who are also directors of IMS and Quintiles. Given such factors, please revise pages 61 and 75 to disclose what consideration, if any, each board of directors gave to whether the negotiations may not be deemed arm's-length.

Background of the Merger, page 49

3. Please revise to clarify the differences between the operations conducted by Quintiles and IMS. In this regard, we note that the following industry jargon does not clearly explain the companies' respective operations or intended post-merger operations: "data management and projection methodologies," "data management, analytics and technology," "clinical side," "commercial side," "secondary data management and analytics," "evidence capabilities," "advanced clinical and commercial analytics," and "differentiated and diversified solutions to address massive unmet needs." Your revised disclosure should clarify how the combined entity's operations are expected to change how Quintiles and IMS currently conduct business. In this regard, we note your disclosure that in October 2015 IMS Health Holdings and Quintiles entered into a strategic relationship. Please explain in the Background of the Merger the extent to which the strategic relationship was mean to or did accomplish business goals that overlap with the intended synergies of the merger.

4. Please revise to clarify when an exchange ratio was initially proposed and the underlying factors for determining it. For example, we note that the market capitalizations of the companies at the time of the initial negotiations might suggest a different ratio than the market capitalizations at the time of the agreement. It also appears that a ratio based on revenue contribution would result in a significantly different ratio. Please revise accordingly.

5. We note the statement on page 52 that the Quintiles committee began to form preliminary views on how it would like to see how the governance issues would be resolved "in the context of a merger of equals." Please clarify how the proposal to conduct a merger of equals, as opposed to other types of transactions, was generated and negotiated.

6. We note your disclosure throughout the background section that "certain governance and social issues" were discussed at numerous meetings, starting on February 11, 2016 and ending on April 30, 2016. Please identify the material governance and social issues discussed at each meeting and summarize material decisions made with respect to these issues.

7. We note the discussions that the IMS Board of Directors preferred to have IMS as the surviving corporation during the April 13, 2016 meeting. We also note during the April 26, 2016 IMS Board of Directors meeting, the Board decided it would be beneficial to have Quintiles be the surviving company for reasons related to the debt structure of each

company. Please briefly explain the specific debt structure and rationale underlying this decision.

8. We note your disclosure on page 54 that at an April 7, 2016 Quintiles Board meeting alternative transactions and alternative opportunities were discussed. Please elaborate upon why those alternatives were not pursued. Refer to comment 3 above regarding the strategic relationship.

9. We note your disclosure regarding the presentations made by your financial and legal advisors. Please supplementally provide us with copies of any materials, such as board books, used in the presentations to the IMS Health Board of Directors or the Quintiles Board of Directors. We may have additional comments after reviewing these materials.

10. We note the disclosure of the amended employment agreement with Thomas Pike. Please confirm that the material terms are disclosed in the proxy statement/prospectus.

The Merger Agreement, p. 106

11. We note your statement that the merger agreement is included but "not intended to provide any factual information about Quintiles or IMS." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Other

12. It appears that disclosure on pages 14-16 and 39-48 repeats information provided elsewhere. Please revise to minimize repetition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: R. Randall Wang, Esq.
        Bryan Cave LLP